UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-36532

SPHERE 3D CORP.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F        [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Adoption of By-Law No. 2

The Board of Directors of Sphere 3D Corp. (the “Company”) has adopted By-Law No. 2, a by-law relating to the advance nomination of directors of the Company (the "Advance Notice By-Law"). The Advance Notice By-Law establishes a framework for advance notice of nominations of directors by shareholders of the Company. Among other things, the Advance Notice By-Law fixes deadlines by which shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and sets out the information that a shareholder must include in the notice. The Advance Notice By-Law does not interfere with the ability of shareholders to requisition a meeting or to nominate directors by way of a shareholder proposal in accordance with the Ontario Business Corporations Act.

In the case of an annual meeting of shareholders (including an annual and special meeting of shareholders), notice may be made not later than the close of business on the 30th day before the date of the annual meeting of shareholders: provided, however, that if the first public announcement made by the company of the date of the annual meeting of shareholders is fewer than 50 days prior to the meeting date, notice may be made not later than the close of business on the 10th day following the day on which the first public announcement of the date of such annual meeting of shareholders is made by the Company. In the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, notice may be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders is made by the Company. For the purposes of the Advance Notice By-law, “public announcement” means disclosure in a press release disseminated by the Company, or in a document filed by the Company for public access under its profile on SEDAR or on EDGAR.

The Advance Notice By-Law authorizes the chair of the meeting to determine whether a nomination was made in accordance with the procedures set forth in the Advance Notice By-Law and, if any proposed nomination is not in compliance with the Advance Notice By-Law, to declare that such defective nomination shall be disregarded. The board may, in its sole discretion, waive any requirement of the Advance Notice By-Law.

The Advance Notice By-law is effective immediately and will be placed before shareholders for confirmation at the Special Meeting of shareholders of the Company scheduled to be held on June 27, 2017. Pursuant to the provisions of the Ontario Business Corporations Act, the Advance Notice By-Law will cease to be effective unless it is confirmed by a resolution adopted by a majority of the votes cast by the shareholders of the Company at such meeting.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to By-Law No. 2, the form of which is attached hereto as Exhibit 99.1, and incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	By-Law No. 2

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: May 12, 2017	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Chief Financial Officer